Free writing prospectus dated February 21, 2025
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated January 22, 2025
Registration No. 333-283142

Investor Presentation

February 2025

MasterBeef Group

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares ("Ordinary Shares") of MasterBeef Group ("we", "us", or "our") and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this presentation relates and may be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/2027265/000149315225003211/formf-1a.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriters will arrange to send you the prospectus if you contact Dominari Securities LLC via email: investmentbanking@dominarisecurities.com or contact Revere Securities LLC via email: contact@reveresecurities.com or MasterBeef Group via email: ir@masterbeefgroup.com

Forward Looking Statements

This presentation contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under "Risk Factors," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as "believe", "plan", "expect", "intend", "should", "seek", "estimate", "will", "aim" and "anticipate", or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in "Risk Factors" and the following: our business and operating strategies and our various measures to implement such strategies; our operations and business prospects, including development and capital expenditure plans; changes in policies, legislation, regulations or practices in the industry and in Hong Kong that may affect our business operations; our financial condition, results of operations and dividend policy; changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy; the regulatory environment and industry outlook in general; catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences; the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us; the overall economic environment and general market and economic conditions in Hong Kong; our ability to execute our strategies; changes in the need for capital and the availability of financing and capital to fund those needs; our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences; exchange rate fluctuations, changes in interest rates or rates of inflation; and legal, regulatory and other proceedings arising out of our operations.

Forward Looking Statements

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this presentation and the documents that we reference in this presentation and have filed as exhibits to the registration statement, of which this presentation is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

This presentation contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OFFERING SUMMARY

Issuer:	MasterBeef Group
Offer Type:	Initial Public Offering
Exchange Symbol:	Nasdaq: MB
Ordinary Shares Offered by the Issuer:	2,000,000 Ordinary Shares, or 2,300,000 Ordinary Shares if the underwriters exercise their over-allotment option in full.
Ordinary Shares Outstanding Prior to Completion of Offering:	15,000,000 Ordinary Shares
Ordinary Shares Outstanding Immediately After This Offering:	17,000,000 Ordinary Shares, assuming no exercise of the underwriters' over-allotment option
Offering Price:	Between US$4.00 and US$5.00 per Ordinary Share
Gross Proceeds:	US$9,000,000, assuming an offer price of US$4.50 per Ordinary Share, being the midpoint of offering price range

Use of Proceeds:

- Approximately 60% for the expansion of our restaurant network through our establishment of new restaurant outlets and our franchising endeavors in Hong Kong and overseas including Singapore and other Southeast Asian countries
- Approximately 10% for our marketing and branding campaigns, including marketing and promotional activities to further expand our customer base and strengthen our brands
- Approximately 10% for the production and sale of semi-finished food products such as packaged hotpot soup base and marinated food products
- Approximately 10% for the investment in technology solutions for table service, inventory management and order processing, and the upgrade of the IT systems in our restaurant outlets
- Approximately 10% for general corporate purposes that are beneficial in developing the business and its strategic direction

Underwriters:

Dominari Securities LLC (representative of the underwriters ("Representative")); Revere Securities LLC

COMPANY OVERVIEW

- We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue. We operate 12 restaurant outlets under our Master Beef and Anping Grill brands. Our Group's revenue is primarily generated from the operations of our Master Beef and Anping Grill restaurant outlets in Hong Kong.
- According to the Frost & Sullivan Report, in 2023, our Master Beef brand ranked first among the specialty hotpot restaurant chain brands and Taiwanese hotpot restaurant chain brands in Hong Kong in terms of revenue, and our Group comprising our Master Beef and Anping Grill brands ranked first in the overall Taiwanese cuisine market in Hong Kong with a market share of approximately 9.7% in terms of revenue.
- Our Group's history began in 2019 when our founders, namely Ms. Oi Wai Chau, Ms. Oi Yee Chau, Ms. Tsz Kiu So, Mr. Ka Chun Lam and Mr. Shing Yan Lee, identified the untapped potential of the mid-range Taiwanese hot pot market in the highly competitive dining scene of Hong Kong. They decided to capitalize on this opportunity by establishing a semi-self-service hotpot brand called "Master Beef Taiwanese Hotpot All You Can Eat" which focused on providing high-quality hotpot experiences with reasonable prices. The brand's first restaurant was unveiled at King Wah Centre in Mong Kok in Kowloon, Hong Kong and quickly gained popularity which we believe was due to us providing authentic Taiwanese hotpot experience and excellent value for the money.

CORPORATE STRUCTURE UPON LISTING


Other Public Shareholders
Thrivors Holdings Limited
Galaxy Shine Company Limited
Hin Weng Samuel Lui
Siu Cheung Yeung
Wah Chau Yau
Lai Yee Joyce Chang
11.76%
20.28%
53.04%
2.20%
4.24%
4.24%
4.24%
MasterBeef Group
Cayman Islands
100%
Masterbeef Limited
BVI
Anping Grill Limited
BVI
Tak Moon Food Supplies (BVI) Limited
BVI
Taiwanese Sweeties Limited
BVI
House of Talent (BVI) Limited
BVI
General's Feast Limited
BVI
100%
100%
100%
100%
100%
100%
Tak Moon Holdings Limited
Hong Kong
Anping Grill (HK) Limited
Hong Kong
Tak Moon Food Supplies Limited
Hong Kong
Taiwanese Sweeties (HK) Limited
Hong Kong
House of Talent Limited
Hong Kong
Generals Feast (HK) Limited
Hong Kong
100%
100%
100%
100%
1. Luk Koon Limited
2. Taiwanese Hotpot Limited
3. Master Beef Hotpot Limited
4. Able Force Limited
5. Amazing Hotpot Limited
6. All You Can Eat Hotpot Limited
7. People Mountain People Sea Hotpot Limited
8. Mrs Beef Taiwanese Hotpot Limited
9. Mrs Beef Limited
10. Zone Corporation Limited
11. Sharp Harbour Limited
Hong Kong
1. Taiwanese Barbecue Limited
2. All You Can Eat Grill Limited
3. Cool Sky Limited
4. Taiwanese All You Can Eat Limited
5. Wide Fame Limited
Hong Kong
Tak Mei Food Supplies Limited
Taiwan
Mrs Beef Hotpot Limited
Hong Kong

OUR BUSINESS

- We are a full-service restaurant group in Hong Kong, specializing in Taiwanese hotpot and Taiwanese barbecue.
- We operate 12 restaurant outlets under our Master Beef and Anping Grill brands.
- Our mission is to serve quality and value-for-money Taiwanese cuisine to our customers. With our expertise in Taiwanese cuisine and experienced management team, we are committed to further strengthening our market position as a full-service Taiwanese restaurant group in Hong Kong.



(Yuen Long)
NEW TERRITORIES
(Tuen Mun)
(Tsuen Wan)
(Sha Tin)
(Mong Kok)
KOWLOON
(Kwun Tong)
(Tsim Sha Tsui)
(Tseung Kwan O)
(Causeway Bay)
HONG KONG ISLAND

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Master Beef (牛大人)

吃到飽
牛大人
台灣火鍋

- Master Beef offers all-you-can-eat hotpot cuisine that includes authentic Taiwanese hotpot soup and hotpot dishes.
- Our Hong Kong Operating Subsidiaries use a wide mix of ingredients to create different hotpot soup bases served with different sliced meat dishes such as beef, pork, and chicken. Customers can choose from different buffet set menus based on beef quality and food variety and enjoy hotpot during the specified dining time limit. In addition to the hotpot food ingredient options on the chosen menu, customers may also enjoy Taiwanese street food and drinks at the restaurant outlets.




牛大人

Anping Grill（安平燒肉)





- Anping Grill specializes in Taiwanese barbecue offering high-quality meat and a variety of classic Taiwanese night market snacks, freshly prepared drinks and special sauces, giving our customers an authentic Taiwanese barbecue experience.
- Customers can choose from different buffet set menus based on beef quality and food variety.

Note: See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

COMPETITIVE STRENGTHS

- Market leader : Based on the Frost & Sullivan Report, our Master Beef restaurant outlets ranked first among all specialty hotpot restaurant chains and among Taiwanese hotpot restaurant chains in Hong Kong in terms of revenue in 2023.
- Strong brand identity : Over the years, we believe that we have successfully garnered brand awareness through positive reviews from patrons and have managed to maintain a strong position in the Taiwanese hotpot market.
- High quality food and maintain consistency : We prioritize delivering high-quality food, beverages, and service while maintaining consistency across all our restaurant outlets. To achieve this, we have a dedicated team of experienced chefs that are able to enhance the taste and maximize the appeal of our food offerings.
- Achieve standardization and operational efficiency by having a central kitchen : By consolidating part of our food production in a central kitchen, we can benefit from economies of scale. Furthermore, our central kitchen allows for streamlined and standardized operations.
- Committed to menu development, innovation and customer satisfaction : We believe in staying at the forefront of culinary trends and constantly evolving to meet customer preferences.
- Dedicated and experienced management team : We have a dedicated management team with an average of over 10 years of knowledge and experience of the food and beverage industry, including our head chef who has over 30 years of food and beverage industry experience.

FINANCIAL HIGHLIGHTS

Consolidated Statements of Profit of Loss

	For the six months ended June 30 (Unaudited)			For the year ended December 31 (Audited)		
	2024	2024	2023	2023	2023	2022
	US$	HK$	HK$	US$	HK$	HK$
Revenue	31,289,243	244,315,796	257,027,307	68,146,577	532,286,102	456,688,173
Total comprehensive income/(loss)	5,141,656	40,149,383	(15,833,502)	(4,794,529)	(37,449,586)	33,396,526

FINANCIAL HIGHLIGHTS

Consolidated Balance Sheets

	As at June 30 (Unaudited)		As at December 31 (Audited)		
	2024	2024	2023	2023	2022
	US$	HK$	US$	HK$	HK$
Cash and cash equivalents	15,940,608	124,469,051	18,719,193	146,213,744	196,296,774
Total assets	41,109,748	320,997,247	50,324,511	393,079,731	455,861,254
Total liabilities	36,522,266	285,176,819	50,886,219	397,467,176	422,662,002

BOARD OF DIRECTORS

Oi Wai CHAU
Executive Director

- Over 10 years of experience in the food and beverage industry
- Builds and develops the Group’s brand identity and oversees the entire marketing function, brand management, business development, public relations and cooperation of the Group

Oi Yee CHAU
Executive Director

- 6 years of experience in the food and beverage industry
- Oversees the Group’s accounts, prepares statutory financial statements for entities under the Group, and analyzes and interprets financial data to improve management reporting system and financial performance

Tsz Kiu SO
Executive Director

- Over 10 years of experience in the food and beverage industry and hospitality management
- Builds and develops the Group’s brand identity and oversees the entire supply chain, menu offerings and logistics pipelines to ensure smooth operations at all Group outlets

MANAGEMENT TEAM

Ka Chun LAM

Chief Executive Officer

- 5 years of experience in the food and beverage industry
- Oversees the Group's restaurant operations, supply chain management, human resources and administration function, strategic planning, brand management, business development, and system building of the Group

Shing Yan LEE

Chief Operating Officer

- Over 10 years of hospitality management experience
- Heads the purchasing department and oversees the operation of the Group's central kitchen and warehouse, involved in driving the Group's brand development initiatives

Yin Yam LAM

Chief Financial Officer nominee

- Over 15 years of experience in the accounting and finance industry
- Appointment to be effective upon the effectiveness of our registration statement

MANAGEMENT TEAM & BOARD OF DIRECTORS

Lok Ming LEUNG
Independent Director nominee

- Over 25 years of experience in the accounting industry •Founding partner and director of Union Alpha CPA Limited, an accounting firm in Hong Kong
- Certified public accountant of the Hong Kong Institute of Certified Public Accountants • •Fellow member of the Association of Chartered Certified Accountants in the United Kingdom • •Chartered tax adviser of the Taxation of Institute of Hong Kong

Man Fai Danny LIU
Independent Director nominee

- Over 30 years of experience in finance and accounting
- Executive director and chief financial officer of Fill Easy Limited, a company that provides data analytics services across the Greater Bay Area in China and the Asia Pacific region
- Member of the Institute of Chartered Accountants in England and Wales
- Fellow member of the Hong Kong Certified Public Accountants

Hiu Wa CHAN
Independent Director nominee

- Over 20 years of experience in accounting
- Audit senior of Jerroms Business Solutions Limited, an accounting firm in the United Kingdom
- Former business analyst manager at the Hong Kong office of KPMG
- Member of the Hong Kong Institution of Certified Public Accountants
- Member of the Association of Chartered Certified Accountants in the United Kingdom

Chung Fan CHENG
Independent Director nominee

- Over 15 years of experience in business operations and investment management
- Chief operations officer in Asia for Learning Jungle Singapore Pte. Ltd., a global provider of quality educational childcare
- Experience acting as a director for listed companies in the U.S. and Hong Kong (including Genesis Unicorn Capital Corp. (NASDAQ:GENQ) and Tsui Wah Holdings Limited (SEHK:1314))

INDUSTRY OVERVIEW

- We have commissioned an industry report entitled "Catering Services Market Study in Hong Kong" by Frost & Sullivan Limited.
- Taiwanese cuisine, including hotpot, has garnered increasing popularity and interest in Hong Kong, a multicultural city with a diverse population. With their unique flavors, ingredients and cooking techniques, Taiwanese hotpot restaurants provide a taste of Taiwanese cuisine and culture, attract a solid customer base and create a niche market for customers who are specifically interested in Taiwanese food.
- As of 2023, the market size of the catering services industry in Hong Kong reached approximately HK$109.5 billion. The overall market size of the catering services industry in Hong Kong is expected to grow at a CAGR of approximately 4.3% from 2024 to 2028, reaching approximately HK$134.8 billion in 2028.
- The Taiwanese cuisine market in Hong Kong reached approximately HK$5.5 billion in 2023 and is expected to reach approximately HK$6.8 billion in 2028 at a CAGR of approximately 4.1% from 2024 to 2028.
- The specialty hotpot market in Hong Kong reached approximately HK$2.8 billion in 2023 and is expected to reach approximately HK$3.9 billion in 2028 at a CAGR of approximately 5.9% from 2024 to 2028.
- The Taiwanese hotpot market in Hong Kong reached approximately HK$0.97 billion in 2023 and is expected to reach approximately HK$1.34 billion in 2028 at a CAGR of approximately 6.3% from 2024 to 2028.

INDUSTRY OVERVIEW

In 2023, our Group comprising our Master Beef and Anping Grill brands ranked first in the overall Taiwanese cuisine market in Hong Kong with a market share of approximately 9.7% in terms of revenue.

Top Three Market Players in Hong Kong Taiwanese Cuisine Market, 2023				
Ranking	Brand	No. of Restaurants in HK (2023)	Revenue of Taiwanese cuisine in 2023 (HK$ Million)	Market share of Taiwanese cuisine market terms of sales revenue (2023)
1	The Group	12	532.3	9.7%
2	Teawood 茶木	26	345.7	6.3%
3	Coucou Hotpot 湊湊	11	266	4.8%
	Top 3 Subtotal		1,144	20.8%
	Total Revenue of Taiwanese Cuisine Market in Hong Kong		5,500	100%

Source: Frost & Sullivan

INDUSTRY OVERVIEW

In 2023, our Master Beef brand ranked first among the specialty hotpot restaurant chain brands in Hong Kong in terms of revenue.

Leading Specialty Hotpot Restaurants Chain Brands (Hong Kong), 2023

Ranking	Brand	Major types of food offered	Provision of all-you-can-eat hotpot	Type of hotpot restaurants	No. of hotpot restaurants in HK (2023)	Revenue of Hotpot business in 2023 (HK$ Million)	Market share of hotpot restaurant market in terms of sales revenue
1	The Group	Hotpot	Yes	Specialty	9	425.1	15.2%
2	Haidilao International Holding Ltd 海底撈國際控股有限公司	Hotpot	No	Specialty	5	347.1	12.4%
3	Coucou Hotpot 湊湊火鍋	Hotpot	Yes	Specialty	11	266.0	9.5%
4	616 Catering Management Limited 616 餐飲管理有限公司	Hotpot	No	Specialty	16	243.3	8.7%
5	Nabe Urawa 牛気	Shabu Shabu	Yes	Specialty	10	191.3	6.8%
6	The Great Restaurant 一品雞煲火鍋	Hotpot	No	Specialty	7	123.6	4.4%
7	Mou Mou Club 牛涮鍋	Shabu Shabu	Yes	Specialty	7	119.4	4.3%
8	Gyujin Shabu Shabu & Sukiyaki Restaurant 牛陣	Shabu Shabu	Yes	Specialty	7	89.3	3.2%
9	Taiwan Bussan Hotpot 犇殿店灣火鍋	Hotpot	Yes	Specialty	4	88.0	3.1%
10	Nabe one 牛一	Shabu Shabu	Yes	Specialty	5	50.0	1.8%
	Top 10 Subtotal					1,943.1	69.4%
	Total Revenue of Specialty Hotpot Restaurant in Hong Kong					2,800.0	100.0%

Source: Frost & Sullivan

INDUSTRY OVERVIEW

In 2023, our Master Beef brand ranked first among the Taiwanese hotpot restaurant chain brands in Hong Kong in terms of revenue.

Leading Taiwanese Hotpot Restaurants Chain Brands (Hong Kong)

Ranking	Brand	No. of Taiwanese Hotpot restaurants in HK (2023)	Revenue in 2023 (HK$ Million)	Taiwanese hotpot restaurant market in term of sales
1	The Group	9	425.1	44.0%
2	Coucou Hotpot 湊湊火鍋	11	266.0	27.5%
3	Taiwan Bussan Hotpot 犇殿台灣火鍋	4	88.0	9.1%
	Top 3 Subtotal		779.1	80.6%
	Total Revenue of Taiwanese Hotpot Restaurant in Hong Kong		966.8	100.0%

Source: Frost & Sullivan

Contact

Issuer:

MasterBeef Group

Email: ir@masterbeefgroup.com

Tel: +852 3953 9388

Web: Masterbeefgroup.com

Address: Unit 1509-10, Tower 1, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong

Underwriter:

Dominari Securities LLC

Email: investmentbanking@dominarisecurities.com

Tel: +1 212-393-4500

Web: dominarisecurities.com

Address: 725 Fifth Ave, 23rd Floor New York, NY 10022

Underwriter:

Revere Securities LLC

Email: contact@reveresecurities.com

Tel: +1 212-688-2350

Web: reveresecurities.com

Address: 560 Lexington Avenue, 16th Floor New York, NY 10022